Exhibit 99.1

Quarterly Statement Q4 2025

SAP meets revenue and exceeds non-IFRS operating profit and free cash flow outlook for FY2025

Total cloud backlog up 22% and up 30% at constant currencies

Current cloud backlog up 16% and up 25% at constant currencies

Cloud revenue up 23% and up 26% at constant currencies in FY2025

Cloud ERP Suite revenue up 28% and up 32% at constant currencies in FY2025

Total revenue up 8% and up 11% at constant currencies in FY2025

IFRS operating profit up 111%, non-IFRS operating profit up 28% and up 31% at constant currencies in FY2025

SAP announces a new, two-year share repurchase program with a volume of up to €10 billion

FY 2025 | in € millions, unless otherwise stated

1/28

Quarterly Statement Q4 2025

Walldorf, Germany – January 29, 2026

SAP SE (NYSE: SAP) announced today its financial results for the fourth quarter and fiscal year ended December 31, 2025.

Christian Klein, CEO:

Q4 was a strong cloud quarter, with bookings resulting in 30% Total Cloud Backlog growth to a record 77 billion Euros. The significant Current Cloud Backlog growth in Q4 has laid a strong foundation for accelerating Total Revenue growth through 2027. SAP Business AI has become a main driver for growth as it was included in two thirds of our Q4 cloud order entry, combined with strong AI adoption across the ERP Suite.

Dominik Asam, CFO:

We closed 2025 on a high note, delivering strong operating profit and free cash flow ahead of our expectations. This performance reflects focused execution, financial discipline, and the continued trust our customers place in us as the North Star for their digital transformation. As evidenced by continued strong growth well ahead of the market in SaaS and PaaS, and our ability to bring such growth down to the bottom line and Free Cash Flow, we are confident that our strategy and operational discipline will continue to drive long-term value creation.

Financial Performance

Group results at a glance – Fourth quarter 2025

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q4 2025	Q4 2024	∆ in %	Q4 2025	Q4 2024	∆ in %	∆ in % const. curr.
SaaS/PaaS	5,532	4,585	21	5,532	4,585	21	27
Thereof Cloud ERP Suite[2]	4,862	3,948	23	4,862	3,948	23	30
Thereof Extension Suite[3]	670	636	5	670	636	5	10
IaaS[4]	78	123	–37	78	123	–37	–33
Cloud revenue	5,610	4,708	19	5,610	4,708	19	26
Cloud and software revenue	8,618	8,267	4	8,618	8,267	4	10
Total revenue	9,684	9,377	3	9,684	9,377	3	9
Share of more predictable revenue (in %)	84	81	3pp	84	81	3pp
Cloud gross profit	4,106	3,429	20	4,185	3,458	21	27
Gross profit	7,044	6,943	1	7,175	6,972	3	8
Operating profit (loss)	2,554	2,016	27	2,829	2,436	16	21
Profit (loss) after tax	1,896	1,616	17	1,896	1,619	17
Earnings per share - Basic (in €)	1.58	1.37	15	1.62	1.40	16
Net cash flows from operating activities	1,297	–584	NA
Free cash flow				1,034	–908	NA

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. Further, Cloud ERP Suite also includes cloud-based capabilities enabling our customers’ ERP landscapes and their cloud transformation. The following offerings contribute to Cloud ERP Suite revenue: SAP Cloud ERP, SAP Business Technology Platform, financial- and spend management, supply chain management, core solutions for human capital management, commerce, business transformation management and AI.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

2/28

Quarterly Statement Q4 2025

Group results at a glance – Full year 2025

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q4 2025	Q1-Q4 2024	∆ in %	Q1–Q4 2025	Q1-Q4 2024	∆ in %	∆ in % const. curr.
SaaS/PaaS	20,678	16,601	25	20,678	16,601	25	28
Thereof Cloud ERP Suite revenue[2]	18,119	14,165	28	18,119	14,165	28	32
Thereof Extension Suite revenue[3]	2,559	2,436	5	2,559	2,436	5	8
IaaS[4]	345	540	–36	345	540	–36	–34
Cloud revenue	21,023	17,141	23	21,023	17,141	23	26
Cloud and software revenue	32,538	29,830	9	32,538	29,830	9	12
Total revenue	36,800	34,176	8	36,800	34,176	8	11
Share of more predictable revenue (in %)	86	83	3pp	86	83	3pp
Cloud gross profit	15,607	12,481	25	15,757	12,559	25	29
Gross profit	26,942	24,932	8	27,145	25,011	9	11
Operating profit (loss)	9,830	4,665	>100	10,419	8,153	28	31
Profit (loss) after tax	7,492	3,150	>100	7,176	5,279	36
Earnings per share - Basic (in €)	6.28	2.68	>100	6.15	4.53	36
Net cash flows from operating activities	9,156	5,207	76
Free cash flow				8,239	4,222	95

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. Further, Cloud ERP Suite also includes cloud-based capabilities enabling our customers’ ERP landscapes and their cloud transformation. The following offerings contribute to Cloud ERP Suite revenue: SAP Cloud ERP, SAP Business Technology Platform, financial- and spend management, supply chain management, core solutions for human capital management, commerce, business transformation management and AI.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

Financial Highlights1

Fourth Quarter 2025

In the fourth quarter, current cloud backlog grew by 16% to €21.05 billion and was up 25% at constant currencies. Large transformational deals with high cloud revenue ramps in outer years and termination for convenience clauses required by law negatively impacted fourth quarter constant currency current cloud backlog growth by approximately 1 percentage point.

Cloud revenue was up 19% to €5.61 billion and up 26% at constant currencies. Cloud ERP Suite revenue was up 23% to €4.86 billion and up 30% at constant currencies.

Software licenses revenue decreased by 34% to €0.45 billion and was down 31% at constant currencies. Cloud and software revenue was up 4% to €8.62 billion and up 10% at constant currencies. Services revenue was down 4% to €1.07 billion and flat at constant currencies. Total revenue was up 3% to €9.68 billion and up 9% at constant currencies.

The share of more predictable revenue increased by 3 percentage points to 84%.

IFRS cloud gross profit was up 20% to €4.11 billion. Non-IFRS cloud gross profit was up 21% to €4.18 billion and was up 27% at constant currencies. IFRS cloud gross margin was up 0.4 percentage points to 73.2%, non-IFRS cloud gross margin up 1.1 percentage points to 74.6% and up 0.9 percentage points at constant currencies to 74.3%.

IFRS operating profit increased 27% to €2.55 billion and IFRS operating margin was up 4.9 percentage points to 26.4%. Non-IFRS operating profit was up 16% to €2.83 billion and was up 21% at constant currencies. Non-IFRS operating margin increased by 3.2 percentage points to 29.2% and was up 3.0 percentage points to 29.0% at constant currencies. IFRS and non-IFRS operating profit growth were negatively impacted by approximately €0.1 billion related to a 2025 workforce transformation. In addition, IFRS operating profit growth was negatively impacted by approximately €0.2 billion related to Teradata litigation expenses (see section (N) Teradata Litigation Matter).

1 The Q4 2025 results were also impacted by other effects. For details, please refer to the disclosures on page 27 of this document.

3/28

Quarterly Statement Q4 2025

IFRS earnings per share (basic) increased 15% to €1.58. Non-IFRS earnings per share (basic) increased 16% to €1.62. IFRS effective tax rate was 31.5% and non-IFRS effective tax rate was 33.1%. Both were mainly driven by tax effects relating to taxes for prior years.

Operating cash flow in the fourth quarter increased from -€0.58 billion to €1.30 billion and free cash flow increased from -€0.91 billion to €1.03 billion. The increase was mainly attributable to lower restructuring payments and further supported by lower payouts for share-based compensation and capex.

Full Year 2025

SAP performed against its financial outlook as follows:

	Actual 2024	2025 Outlook (as of January 28)	Revised 2025 Outlook (as of October 22)	Actual 2025
Cloud revenue (at constant currencies)	€17.14 billion	€21.6 – 21.9 billion	€21.6 – 21.9 billion towards the lower end of the outlook range	€21.66 billion
Cloud and software revenue (at constant currencies)	€29.83 billion	€33.1 – 33.6 billion	€33.1 – 33.6 billion	€33.44 billion
Operating profit (non-IFRS, at constant currencies)	€8.15 billion	€10.3 – 10.6 billion	€10.3 – 10.6 billion towards the upper end of the outlook range	€10.66 billion
Free cash flow	€4.22 billion	approx. €8 billion	€8.0 – 8.2 billion	€8.24 billion
Effective tax rate (non-IFRS)	32.3%	approx. 32%	approx. 32%	30.4%
Current cloud backlog (at constant currencies)	29%	to slightly decelerate	to slightly decelerate	25%

As of December 31, total cloud backlog was up 22% to €77.29 billion and up 30% at constant currencies.

Cloud revenue for the full year was up 23% to €21.02 billion and up 26% at constant currencies. Cloud ERP Suite revenue was up 28% to €18.12 billion and up 32% at constant currencies. Subscription revenue2 was up 22% to €21.33 billion and up 26% at constant currencies. Software licenses revenue was down 29% to €0.99 billion and down 27% at constant currencies. Cloud and software revenue was up 9% to €32.54 billion and up 12% at constant currencies. Services revenue was down 2% to €4.26 billion and up 1% at constant currencies. Total revenue was up 8% to €36.80 billion and up 11% at constant currencies.

The share of more predictable revenue increased by 3 percentage points year over year to 86% for the full year 2025.

IFRS cloud gross profit was up 25% to €15.61 billion. Non-IFRS cloud gross profit was up 25% to €15.76 billion and was up 29% at constant currencies. IFRS cloud gross margin was up 1.4 percentage points to 74.2%, non-IFRS cloud gross margin up 1.7 percentage points to 75.0% and up 1.6 percentage points at constant currencies.

IFRS operating profit was up 111% to €9.83 billion and IFRS operating margin increased by 13.1 percentage points to 26.7%. IFRS operating profit growth was positively impacted by a restructuring expense decline of approximately €3.1 billion as compared to full year 2024 in connection with the 2024 transformation program and negatively impacted by approximately €0.2 billion related to Teradata litigation expenses (see section (N) Teradata Litigation Matter). Non-IFRS operating profit increased by 28% to €10.42 billion and increased by 31% at constant currencies, non-IFRS operating margin increased by 4.5 percentage points to 28.3% and was up 4.3 percentage points to 28.2% at constant currencies. IFRS and non-IFRS operating profit growth were negatively impacted by approximately €0.1 billion as a result of a change in case law that affected SAP's other tax litigation as well as approximately €0.2 billion related to a 2025 workforce transformation.

IFRS earnings per share (basic) increased by 135% to €6.28 and non-IFRS earnings per share (basic) increased 36% to €6.15. IFRS effective tax rate was 28.5% and non-IFRS effective tax rate was 30.4%. The IFRS effective tax rate is lower than the non-IFRS effective tax rate due to tax benefits from tax-exempt income.

For the full year, operating cash flow was up 76% to €9.16 billion and free cash flow increased by 95% to €8.24 billion. The increase was mainly attributable to higher profitability and to lower payments for restructuring and share-based compensation. At year end, net liquidity was €3.38 billion.

2 The subscription revenue measure is the sum of cloud revenue and revenue from time-based on-premise software licenses, which allow our customers to use our software for a specific, predefined period, and the associated software support. Revenue from time-based on-premise licenses is recognized at a point in time, whereas revenue from the associated software support is recognized over time.

4/28

Quarterly Statement Q4 2025

Non-Financial Performance 2025

In 2025, our Customer NPS decreased 3 points year over year to 9 (2024: 12), which is below our target range of 12 to 16. The decrease was driven primarily by lower NPS scores from on-premise customers who have yet to transition to cloud. Overall NPS scores for cloud-oriented customers remained steady year over year, while increasing in the enterprise segment.

The Employee Engagement Index for the full year 2025 increased 2 percentage points year over year to 76% (2024: 74%), at the midpoint of the target range of 74% to 78%.

The Business Health Culture Index increased one percentage point to 81% (2024: 80%), at the midpoint of the target range of 80% to 82%.

Total carbon emissions decreased to 6.3 Mt in 2025 (2024: 6.9 Mt), in line with our guidance for a steady decrease across the relevant value chain.

New Share Repurchase Program

Following SAP’s strong free cash flow generation, the Executive Board and the Supervisory Board have authorized a new share repurchase program with a volume of up to €10 billion. It is scheduled to start in February 2026 and expected to be completed by the end of 2027. The program will be implemented based on the authorization granted by the Annual General Meeting of SAP SE on May 11, 2023, and in compliance with the restrictions set forth therein.

The new share repurchase program follows SAP’s 2020, 2022 and 2023-2025 repurchases of around 56 million shares for about €8.0 billion.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In January 2024, SAP announced a company-wide restructuring program which concluded as planned in the first quarter 2025. Overall expenses associated with the program were approximately €3.2 billion. Restructuring payouts amounted to €2.5 billion for the full-year 2024 and €0.8 billion for the full year 2025.

Business Highlights

In the fourth quarter, customers around the globe continued to choose the “RISE with SAP” journey to drive their end-to-end business transformations. These customers included: A2A, adidas, Bertelsmann, BioNTech, Daimler Truck, Deloitte, Électricité de France, Ferring Pharmaceuticals, Fresenius Digital Technology, Galenica, H&M Group, His Majesty’s Revenue & Customs, Jabil, KEBA Group, Kirin Holdings, Nokia, Pirelli, RTX, s.Oliver Group, Sigma Healthcare, Sun Chemical, Tokio Marine & Nichido Fire Insurance, Toyota, Ultragaz, and Weir Group.

Dexco, Lockheed Martin, Rolls-Royce SMR, and SA Power Networks went live on SAP S/4HANA Cloud in the fourth quarter.

A. Darbo, BSI, FUNKE Media Group, KPMG, Müller Holding, and Snowflake chose “GROW with SAP”, a journey helping customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: Bank of Italy, Coop, Deutsche Bundesbank, Hilti, Marubeni IT Solutions, Mondelez International, Robert Bosch, Schaeffler Group, Tech Mahindra, XXXLutz, Zalando, and Zespri Group.

Fressnapf, Globe, Origin Energy, Sartorius, and WATERALIA went live on SAP solutions.

In the fourth quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and solid in the Americas region. Brazil, Canada, Germany, India, Italy, South Korea, Spain and the United Kingdom had outstanding performance, while Australia, Japan, Mexico, Saudi Arabia, Singapore and the U.S. were particularly strong.

For the full year, Brazil, France, Germany, India, Italy, South Korea and Spain all had outstanding performances in cloud revenue while China, Japan, Saudi Arabia, the United Kingdom and the U.S. were particularly strong.

On November 4, SAP and Snowflake announced a new collaboration to enable organizations to leverage Snowflake’s AI Data Cloud and SAP Business Data Cloud (SAP BDC) together with semantically rich data.

On November 14, SAP reaffirmed its commitment to fair competition amid EU review.

On November 18, SAP announced a new collaboration with France’s AI sector, which includes new and expanded partnerships with Bleu, Capgemini and Mistral AI.

On November 27, SAP announced the next stage of its vision for European digital sovereignty with the launch of EU AI Cloud. SAP now offers a truly full-stack sovereign cloud offering, empowering customers to select the right level of sovereignty and deployment for their needs, whether in SAP’s own data centers, on trusted European infrastructure or as a fully managed solution on-site.

5/28

Quarterly Statement Q4 2025

Outlook 2026

Financial Outlook 2026

For 2026, SAP expects:

•	€25.8 – 26.2 billion cloud revenue at constant currencies (2025: €21.02 billion), up 23% to 25% at constant currencies.

•	€36.3 – 36.8 billion cloud and software revenue at constant currencies (2025: €32.54 billion), up 12% to 13% at constant currencies.

•	€11.9 – 12.3 billion non-IFRS operating profit at constant currencies (2025: €10.42 billion), up 14% to 18% at constant currencies.

•	Approximately €10 billion free cash flow at actual currencies (2025: €8.24 billion).

•	An effective tax rate (non-IFRS) of approximately 29% (2025: 30.4%)[3].

•	Constant currency current cloud backlog growth to slightly decelerate in 2026 (2025: 25%).

SAP further expects:

•	Constant currency total revenue growth to accelerate through 2027.

•	Total operating expenses to grow at 80% to 90% of total revenue growth in 2027.

•	Constant currency software support revenue decline rate to accelerate in the coming years as a consequence of an acceleration of customers transforming to the cloud.

While SAP’s 2026 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.13 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming December 31, 2025 Rates Apply for 2026

In percentage points	Q1 2026	FY 2026
Cloud revenue growth	-8.0pp	-3.0pp
Cloud and software revenue growth	-7.0pp	-2.5pp
Operating profit growth (non-IFRS)	-8.0pp	-3.5pp

This includes an exchange rate of 1.18 USD per EUR.

Non-Financial Outlook 2026

For 2026, SAP expects:

•	Cloud Customer Satisfaction[4] (Cloud CSAT) to be in a range of 75% to 76% (2025: 75%).

•	The Employee Engagement Index to be in a range of 74% to 78% (2025: 76%).

•	The Business Health Culture Index (BHCI) to be in a range of 80% to 82% (2025: 81%).

•	To steadily decrease carbon emissions[5] across the relevant value chain (2025: 3.5 Mt).

3 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

4 For 2026 and onward, SAP is adopting Cloud Customer Satisfaction (Cloud CSAT) as its new customer experience KPI, as this metric better aligns to SAP’s cloud-first strategy. For more information, see the Other Disclosures section.

5 In 2026, we will update the calculation methodology for the Use of Sold Products KPI, to a forward-looking approach that considers the estimated emissions during the lifetime of all new systems sold within a specific period. This change results in a significant decrease in reported emissions and therefore leads to a rebaselining according to the GHG-Protocol. For more information, see the Other Disclosures section.

6/28

Quarterly Statement Q4 2025

Additional Information

This quarterly statement and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/en/financial-documents-and-events/reporting-framework.html.

Webcast

SAP senior management will host a financial analyst conference call on Thursday, January 29th at 07:00 AM (CET) / 06:00 AM (GMT) / 1:00 AM (EST) / Wednesday, January 28th 10:00 PM (PST), followed by a press conference at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (EST) / 1:00 AM (PST). Both conferences will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the fourth quarter and full-year 2025 results can be found at https://www.sap.com/investor.

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Marcus Winkler	+46 (6227) 7-67497	marcus.winkler@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2024 Annual Report on Form 20-F.

© 2026 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

7/28

Quarterly Statement Q4 2025

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)		9

Primary Financial Statements of SAP Group (IFRS)		11
(A)	Consolidated Income Statements	11
(B)	Consolidated Statements of Financial Position	13
(C)	Consolidated Statements of Cash Flows	14

Non-IFRS Numbers		15
(D)	Basis of Non-IFRS Presentation	15
(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	15
(F)	Non-IFRS Adjustments – Actuals and Estimates	20
(G)	Non-IFRS Operating Expense Adjustments by Functional Areas	20

Disaggregations		22
(H)	Segment Reporting	22
(I)	Revenue by Region (IFRS and Non-IFRS)	24
(J)	Employees by Region and Functional Areas	26

Other Disclosures		27
(K)	Share-Based Payment	27
(L)	Business Combinations	27
(M)	Tax-related Litigation	27
(N)	Teradata Litigation Matter	27
(O)	Changes to Our Financial Key Measures	28
(P)	Changes to Our Non-Financial Key Measures	28

8/28

Quarterly Statement Q4 2025

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	TY 2025
Revenues
Cloud	3,928	4,153	4,351	4,708	17,141	4,993	5,130	5,290	5,610	21,023
% change – yoy	24	25	25	27	25	27	24	22	19	23
% change constant currency – yoy	25	25	27	27	26	26	28	27	26	26
Cloud ERP Suite	3,167	3,414	3,636	3,948	14,165	4,251	4,422	4,586	4,862	18,119
% change – yoy	31	33	34	35	33	34	30	26	23	28
% change constant currency – yoy	32	33	36	35	34	33	34	31	30	32
Software licenses	203	229	285	683	1,399	183	194	161	452	990
% change – yoy	–26	–28	–15	–18	–21	–10	–15	–43	–34	–29
% change constant currency – yoy	–25	–27	–14	–19	–21	–10	–13	–42	–31	–27
Software support	2,829	2,792	2,793	2,876	11,290	2,761	2,642	2,565	2,557	10,525
% change – yoy	–3	–3	–3	1	–2	–2	–5	–8	–11	–7
% change constant currency – yoy	–1	–3	–2	1	–1	–3	–3	–5	–7	–5
Total revenue	8,041	8,288	8,470	9,377	34,176	9,013	9,027	9,076	9,684	36,800
% change – yoy	8	10	9	11	10	12	9	7	3	8
% change constant currency – yoy	9	10	10	10	10	11	12	11	9	11
Profits
Operating profit (loss) (IFRS)	–787	1,222	2,214	2,016	4,665	2,333	2,456	2,487	2,554	9,830
Operating profit (loss) (non-IFRS)	1,533	1,940	2,244	2,436	8,153	2,455	2,568	2,566	2,829	10,419
% change - yoy	16	33	27	24	25	60	32	14	16	28
% change constant currency - yoy	19	35	28	24	26	58	35	19	21	31
Profit (loss) after tax (IFRS)	–824	918	1,441	1,616	3,150	1,796	1,749	2,051	1,896	7,492
Profit (loss) after tax (non-IFRS)	944	1,278	1,437	1,619	5,279	1,681	1,747	1,852	1,896	7,176
% change - yoy	9	60	6	24	22	78	37	29	17	36
Margins
Cloud gross margin (IFRS, in %)	72.2	73.0	73.2	72.8	72.8	74.5	74.7	74.6	73.2	74.2
Cloud gross margin (non-IFRS, in %)	72.5	73.3	73.7	73.5	73.3	75.0	75.2	75.1	74.6	75.0
Gross margin (IFRS, in %)	71.7	72.6	73.3	74.0	73.0	73.3	73.3	73.5	72.7	73.2
Gross margin (non-IFRS, in %)	71.8	72.7	73.6	74.3	73.2	73.6	73.6	73.8	74.1	73.8
Operating margin (IFRS, in %)	–9.8	14.7	26.1	21.5	13.6	25.9	27.2	27.4	26.4	26.7
Operating margin (non-IFRS, in %)	19.1	23.4	26.5	26.0	23.9	27.2	28.5	28.3	29.2	28.3
Order Entry and current cloud backlog
Current cloud backlog	14,179	14,808	15,377	18,078	18,078	18,202	18,052	18,839	21,052	21,052
% change – yoy	27	28	25	32	32	28	22	23	16	16
% change constant currency – yoy	28	28	29	29	29	29	28	27	25	25
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	52	52	64	68	63	54	53	63	71	65
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	21	20	16	11	15	20	20	16	10	14
Liquidity and Cash Flow
Net cash flows from operating activities	2,878	1,509	1,403	–584	5,207	3,780	2,577	1,502	1,297	9,156
Free cash flow	2,642	1,288	1,200	–908	4,222	3,583	2,357	1,266	1,034	8,239
Cash and cash equivalents	9,295	7,870	10,005	9,609	9,609	11,345	7,942	8,554	8,220	8,220
Group liquidity	13,411	11,449	11,856	11,080	11,080	12,760	9,788	9,688	9,531	9,531
Financial debt (–)	–7,770	–7,776	–8,996	–9,385	–9,385	–8,121	–7,492	–7,235	–6,150	–6,150
Net liquidity (+) / Net debt(–)	5,641	3,674	2,860	1,695	1,695	4,639	2,297	2,453	3,381	3,381
Non-Financials
Number of employees (quarter end)[1]	108,133	105,315	107,583	109,121	109,121	108,187	108,929	110,730	110,650	110,650

9/28

Quarterly Statement Q4 2025

€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	TY 2025
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[2] (in million tons CO2 equivalents)	1.8	1.8	1.8	1.8	6.9	1.6	1.6	1.6	1.5	6.3

1 In full-time equivalents.

2 Our gross greenhouse gas emissions (GHG) include the total lifecycle emissions resulting from the use of our on-premise software. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

10/28

Quarterly Statement Q4 2025

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q4 2025	Q4 2024	∆ in %
Cloud	5,610	4,708	19
Software licenses	452	683	–34
Software support	2,557	2,876	–11
Software licenses and support	3,008	3,559	–15
Cloud and software	8,618	8,267	4
Services	1,066	1,110	–4
Total revenue	9,684	9,377	3

Cost of cloud	–1,504	–1,279	18
Cost of software licenses and support	–340	–319	7
Cost of cloud and software	–1,844	–1,598	15
Cost of services	–796	–837	–5
Total cost of revenue	–2,640	–2,435	8
Gross profit	7,044	6,943	1
Research and development	–1,698	–1,675	1
Sales and marketing	–2,303	–2,496	–8
General and administration	–465	–378	23
Restructuring	–3	–323	–99
Other operating income/expense, net	–21	–54	–60
Total operating expenses	–7,130	–7,361	–3
Operating profit (loss)	2,554	2,016	27

Other non-operating income/expense, net	65	–83	NA
Finance income	665	578	15
Finance costs	–517	–305	70
Financial income, net	147	273	–46
Profit (loss) before tax	2,767	2,207	25

Income tax expense	–871	–591	47
Profit (loss) after tax	1,896	1,616	17
Attributable to owners of parent	1,846	1,601	15
Attributable to non-controlling interests	50	15	>100

Earnings per share, basic (in €)[1]	1.58	1.37	15
Earnings per share, diluted (in €)[1]	1.57	1.36	16

1 For the three months ended December 31, 2025 and 2024, the weighted average number of shares was 1,166 million (diluted 1,172 million) and 1,165 million (diluted: 1,176 million), respectively (treasury stock excluded).

11/28

Quarterly Statement Q4 2025

(A.2)	Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2025	Q1–Q4 2024	∆ in %
Cloud	21,023	17,141	23
Software licenses	990	1,399	–29
Software support	10,525	11,290	–7
Software licenses and support	11,515	12,689	–9
Cloud and software	32,538	29,830	9
Services	4,262	4,346	–2
Total revenue	36,800	34,176	8

Cost of cloud	–5,416	–4,660	16
Cost of software licenses and support	–1,249	–1,262	–1
Cost of cloud and software	–6,665	–5,922	13
Cost of services	–3,193	–3,321	–4
Total cost of revenue	–9,858	–9,243	7
Gross profit	26,942	24,932	8
Research and development	–6,633	–6,514	2
Sales and marketing	–8,879	–9,090	–2
General and administration	–1,548	–1,435	8
Restructuring	–3	–3,144	–100
Other operating income/expense, net	–49	–85	–43
Total operating expenses	–26,970	–29,511	–9
Operating profit (loss)	9,830	4,665	>100

Other non-operating income/expense, net	118	–298	NA
Finance income	1,911	1,429	34
Finance costs	–1,377	–1,031	34
Financial income, net	534	398	34
Profit (loss) before tax	10,482	4,764	>100

Income tax expense	–2,991	–1,614	85
Profit (loss) after tax	7,492	3,150	>100
Attributable to owners of parent	7,327	3,124	>100
Attributable to non-controlling interests	165	26	>100

Earnings per share, basic (in €)[1]	6.28	2.68	>100
Earnings per share, diluted (in €)[1]	6.24	2.65	>100

1 For the full year 2025 and 2024, the weighted average number of shares was 1,166 million (diluted: 1,175 million) and 1,166 million (diluted: 1,180 million), respectively (treasury stock excluded).

12/28

Quarterly Statement Q4 2025

(B)	Consolidated Statements of Financial Position

as at 12/31/2025 and 12/31/2024
€ millions	2025	2024
Cash and cash equivalents	8,220	9,609
Other financial assets	1,552	1,629
Trade and other receivables	6,675	6,774
Other non-financial assets	3,212	2,682
Tax assets	598	707
Total current assets	20,256	21,401
Goodwill	29,014	31,264
Intangible assets	2,282	2,706
Property, plant, and equipment	4,497	4,493
Other financial assets	7,269	7,141
Trade and other receivables	218	209
Other non-financial assets	4,419	3,990
Tax assets	244	359
Deferred tax assets	2,163	2,674
Total non-current assets	50,106	52,836
Total assets	70,362	74,237

€ millions	2025	2024
Trade and other payables	2,431	1,988
Tax liabilities	1,015	585
Financial liabilities	2,050	4,277
Other non-financial liabilities	4,849	5,537
Provisions	324	716
Contract liabilities	6,581	5,978
Total current liabilities	17,250	19,082
Trade and other payables	2	10
Tax liabilities	562	512
Financial liabilities	6,021	7,169
Other non-financial liabilities	524	749
Provisions	550	494
Deferred tax liabilities	72	326
Contract liabilities	144	88
Total non-current liabilities	7,873	9,349
Total liabilities	25,123	28,431
Issued capital	1,229	1,229
Share premium	2,778	2,564
Retained earnings	47,511	42,907
Other components of equity	182	4,692
Treasury shares	–6,948	–5,954
Equity attributable to owners of parent	44,752	45,438

Non-controlling interests	488	368
Total equity	45,239	45,806
Total equity and liabilities	70,362	74,237

13/28

Quarterly Statement Q4 2025

(C)	Consolidated Statements of Cash Flows

€ millions	Q1–Q4 2025[1]	Q1–Q4 2024
Profit (loss) after tax	7,492	3,150
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	1,311	1,280
Share-based payment expense	1,695	2,385
Income tax expense	2,991	1,614
Financial income, net	–534	–398
Increase/decrease in allowances on trade receivables	11	30
Other adjustments for non-cash items	94	110
Increase/decrease in trade and other receivables	–388	–247
Increase/decrease in other assets	–1,315	–632
Increase/decrease in trade payables, provisions, and other liabilities	–521	603
Increase/decrease in contract liabilities	1,336	869
Share-based payments	–817	–1,282
Income taxes paid, net of refunds	–2,198	–2,277
Net cash flows from operating activities	9,156	5,207
Business combinations, net of cash and cash equivalents acquired	–702	–1,114
Purchase of intangible assets and property, plant, and equipment	–739	–797
Proceeds from sales of intangible assets and property, plant, and equipment	121	122
Purchase of equity or debt instruments of other entities	–5,845	–6,401
Proceeds from sales of equity or debt instruments of other entities	5,779	7,533
Interest received	420	563
Net cash flows from investing activities	–965	–93
Dividends paid	–2,743	–2,565
Dividends paid on non-controlling interests	–2	–1
Purchase of treasury shares	–1,937	–2,106
Proceeds from borrowings	2	2,767
Repayments of borrowings	–3,191	–1,185
Payments of lease liabilities	–299	–310
Transactions with non-controlling interests	0	–11
Interest paid	–574	–550
Net cash flows from financing activities	–8,745	–3,961
Effect of foreign currency rates on cash and cash equivalents	–836	333
Net increase/decrease in cash and cash equivalents	–1,390	1,485
Cash and cash equivalents at the beginning of the period	9,609	8,124
Cash and cash equivalents at the end of the period	8,220	9,609

1 As of January 2025, SAP no longer classifies interest paid and interest received as a part of cash flows from operating activities.

14/28

Quarterly Statement Q4 2025

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q4 2025			Q4 2024	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	5,610	313	5,923	4,708	19	26
Software licenses	452	22	474	683	–34	–31
Software support	2,557	111	2,668	2,876	–11	–7
Software licenses and support	3,008	133	3,141	3,559	–15	–12
Cloud and software	8,618	446	9,064	8,267	4	10
Services	1,066	50	1,115	1,110	–4	0
Total revenue	9,684	495	10,179	9,377	3	9

15/28

Quarterly Statement Q4 2025

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q4 2025					Q4 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,504	79	–1,425			–1,279	29	–1,250	18	14
Cost of software licenses and support	–340	52	–288			–319	0	–319	7	–10
Cost of cloud and software	–1,844	131	–1,713			–1,598	29	–1,569	15	9
Cost of services	–796	0	–796			–837	0	–837	–5	–5
Total cost of revenue	–2,640	131	–2,509			–2,435	29	–2,406	8	4
Gross profit	7,044	131	7,175	345	7,520	6,943	29	6,972	1	3	8
Research and development	–1,698	1	–1,697			–1,675	2	–1,673	1	1
Sales and marketing	–2,303	69	–2,234			–2,496	53	–2,443	–8	–9
General and administration	–465	71	–393			–378	12	–366	23	7
Restructuring	–3	3	0			–323	323	0	–99	NA
Other operating income/expense, net	–21	0	–21			–54	0	–54	–60	–60
Total operating expenses	–7,130	275	–6,855	–371	–7,226	–7,361	420	–6,941	–3	–1	4

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q4 2025					Q4 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,554	275	2,829	124	2,953	2,016	420	2,436	27	16	21
Other non-operating income/expense, net	65	0	65			–83	0	–83	NA	NA
Finance income	665	–549	115			578	–408	170	15	–32
Finance costs	–517	341	–177			–305	94	–210	70	–16
Financial income, net	147	–209	–61			273	–314	–40	–46	52
Profit (loss) before tax	2,767	66	2,833			2,207	106	2,313	25	22
Income tax expense	–871	–66	–937			–591	–103	–694	47	35
Profit (loss) after tax	1,896	0	1,896			1,616	3	1,619	17	17
Attributable to owners of parent	1,846	42	1,888			1,601	28	1,629	15	16
Attributable to non-controlling interests	50	–42	8			15	–24	–10	>100	NA

Key Ratios
Operating margin (in %)	26.4		29.2		29.0	21.5		26.0	4.9pp	3.2pp	3.0pp
Effective tax rate (in %)[1]	31.5		33.1			26.8		30.0	4.7pp	3.1pp
Earnings per share, basic (in €)	1.58		1.62			1.37		1.40	15	16

1 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2025 mainly resulted from tax effects of equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2024 mainly resulted from tax effects of restructuring expenses and equity securities.

16/28

Quarterly Statement Q4 2025

(E.4)	Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2025			Q1–Q4 2024	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	21,023	637	21,661	17,141	23	26
Software licenses	990	31	1,020	1,399	–29	–27
Software support	10,525	229	10,754	11,290	–7	–5
Software licenses and support	11,515	259	11,774	12,689	–9	–7
Cloud and software	32,538	897	33,435	29,830	9	12
Services	4,262	107	4,369	4,346	–2	1
Total revenue	36,800	1,004	37,804	34,176	8	11

(E.5)	Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2025					Q1–Q4 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–5,416	150	–5,266			–4,660	78	–4,582	16	15
Cost of software licenses and support	–1,249	52	–1,196			–1,262	0	–1,262	–1	–5
Cost of cloud and software	–6,665	203	–6,463			–5,922	78	–5,844	13	11
Cost of services	–3,193	1	–3,192			–3,321	1	–3,321	–4	–4
Total cost of revenue	–9,858	203	–9,655			–9,243	79	–9,165	7	5
Gross profit	26,942	203	27,145	705	27,851	24,932	79	25,011	8	9	11
Research and development	–6,633	5	–6,628			–6,514	5	–6,508	2	2
Sales and marketing	–8,879	299	–8,580			–9,090	234	–8,856	–2	–3
General and administration	–1,548	78	–1,470			–1,435	27	–1,409	8	4
Restructuring	–3	3	0			–3,144	3,144	0	–100	NA
Other operating income/expense, net	–49	0	–49			–85	0	–85	–43	–43
Total operating expenses	–26,970	589	–26,382	–762	–27,143	–29,511	3,489	–26,022	–9	1	4

17/28

Quarterly Statement Q4 2025

(E.6)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2025					Q1–Q4 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	9,830	589	10,419	242	10,661	4,665	3,489	8,153	>100	28	31
Other non-operating income/expense, net	118	0	118			–298	0	–298	NA	NA
Finance income	1,911	–1,389	522			1,429	–777	652	34	–20
Finance costs	–1,377	625	–751			–1,031	316	–715	34	5
Financial income, net	534	–764	–230			398	–461	–63	34	>100
Profit (loss) before tax	10,482	–175	10,307			4,764	3,028	7,792	>100	32
Income tax expense	–2,991	–141	–3,132			–1,614	–899	–2,513	85	25
Profit (loss) after tax	7,492	–316	7,176			3,150	2,129	5,279	>100	36
Attributable to owners of parent	7,327	–161	7,166			3,124	2,162	5,286	>100	36
Attributable to non-controlling interests	165	–156	10			26	–33	–7	>100	NA

Key Ratios
Operating margin (in %)	26.7		28.3		28.2	13.6		23.9	13.1pp	4.5pp	4.3pp
Effective tax rate (in %)[1]	28.5		30.4			33.9		32.3	–5.4pp	–1.9pp
Earnings per share, basic (in €)	6.28		6.15			2.68		4.53	>100	36

1 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2025 mainly resulted from tax effects of equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2024 mainly resulted from tax effects of restructuring expenses and equity securities.

18/28

Quarterly Statement Q4 2025

(E.7)	Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q4 2025	Q1–Q4 2024
Net cash flows from operating activities	9,156	5,207
Purchase of intangible assets and property, plant, and equipment	–739	–797
Proceeds from sales of intangible assets and property, plant, and equipment	121	122
Payments of lease liabilities	–299	–310
Free cash flow	8,239	4,222

Net cash flows from investing activities	–965	–93
Net cash flows from financing activities	–8,745	–3,961

19/28

Quarterly Statement Q4 2025

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2026	Q4 2025	Q1–Q4 2025	Q4 2024	Q1–Q4 2024
Profit (loss) before tax (IFRS)		2,767	10,482	2,207	4,764
Adjustment for acquisition-related charges	340-420	98	411	100	356
Adjustment for restructuring expenses	0-20	3	3	323	3,144
Adjustment for regulatory compliance matter expenses	0	0	0	–3	–11
Adjustment for the Teradata litigation expenses	0	174	174	0	0
Adjustment for gains and losses from equity securities, net	N/A1	–209	–764	–314	–461
Profit (loss) before tax (non-IFRS)		2,833	10,307	2,313	7,792

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	Q4 2025						Q4 2024
	IFRS	Acquisition -Related	Restruc- turing	RCM[1]	Teradata litigation	Non- IFRS	IFRS	Acquisition- Related	Restruc-turing	RCM[1]	Teradata litigation	Non-IFRS
Cost of cloud	–1,504	26	0	0	52	–1,425	–1,279	29	0	0	0	–1,250
Cost of software licenses and support	–340	0	0	0	52	–288	–319	0	0	0	0	–319
Cost of services	–796	0	0	0	0	–796	–837	0	0	0	0	–837
Research and development	–1,698	1	0	0	0	–1,697	–1,675	2	0	0	0	–1,673
Sales and marketing	–2,303	69	0	0	0	–2,234	–2,496	67	0	–14	0	–2,443
General and administration	–465	2	0	0	70	–393	–378	2	0	11	0	–366
Restructuring	–3	0	3	0	0	0	–323	0	323	0	0	0
Other operating income/expense, net	–21	0	0	0	0	–21	–54	0	0	0	0	–54
Total operating expenses	–7,130	98	3	0	174	–6,855	–7,361	100	323	–3	0	–6,941

1 Regulatory Compliance Matters

€ millions	Q1–Q4 2025						Q1–Q4 2024
	IFRS	Acquisition -Related	Restruc- turing	RCM[1]	Teradata litigation	Non- IFRS	IFRS	Acquisition- Related	Restruc-turing	RCM[1]	Teradata litigation	Non-IFRS
Cost of cloud	–5,416	98	0	0	52	–5,266	–4,660	78	0	0	0	–4,582
Cost of software licenses and support	–1,249	0	0	0	52	–1,196	–1,262	0	0	0	0	–1,262
Cost of services	–3,193	1	0	0	0	–3,192	–3,321	1	0	0	0	–3,321
Research and development	–6,633	5	0	0	0	–6,628	–6,514	5	0	0	0	–6,508
Sales and marketing	–8,879	299	0	0	0	–8,580	–9,090	255	0	–22	0	–8,856
General and administration	–1,548	8	0	0	70	–1,470	–1,435	16	0	11	0	–1,409
Restructuring	–3	0	3	0	0	0	–3,144	0	3,144	0	0	0
Other operating income/expense, net	–49	0	0	0	0	–49	–85	0	0	0	0	–85
Total operating expenses	–26,970	411	3	0	174	–26,382	–29,511	356	3,144	–11	0	–26,022

1 Regulatory Compliance Matters

20/28

Quarterly Statement Q4 2025

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q4 2025	Q1–Q4 2025	Q4 2024	Q1–Q4 2024
Cost of cloud	0	1	–1	–95
Cost of software licenses and support	1	5	–6	–85
Cost of services	–1	8	–41	–566
Research and development	–3	17	–109	–1,197
Sales and marketing	–2	–19	–149	–1,043
General and administration	2	–16	–17	–158
Restructuring expenses	–3	–3	–323	–3,144

21/28

Quarterly Statement Q4 2025

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Changes

SAP is organized in two operating segments, the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAP’s cohesive product portfolio which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs cost for support, operating our solutions, and the provision of infrastructure. The revenue and cost for services arise for SAP’s training business which is highly integrated with SAP’s product portfolio.

–	The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

The segment information for comparative prior periods was restated to conform with the new segment composition.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Support (ATS)

€ millions (non-IFRS)	Q4 2025		Q4 2024
	Actual Currency	Constant Currency	Actual Currency
Cloud	5,610	5,923	4,708
Software licenses	452	474	683
Software support	2,557	2,668	2,876
Software licenses and support	3,008	3,141	3,559
Cloud and software	8,618	9,064	8,267
Services	93	96	114
Total segment revenue	8,711	9,160	8,381
Cost of cloud	–1,372	–1,465	–1,223
Cost of software licenses and support	–285	–301	–306
Cost of cloud and software	–1,656	–1,766	–1,529
Cost of services	–84	–86	–96
Total cost of revenue	–1,740	–1,853	–1,626
Segment gross profit	6,971	7,307	6,755
Other segment expenses	–3,438	–3,611	–3,483
Segment profit (loss)	3,532	3,696	3,272

Core Services

€ millions (non-IFRS)	Q4 2025		Q4 2024
	Actual Currency	Constant Currency	Actual Currency
Services	973	1,019	996
Total segment revenue	973	1,019	996
Cost of cloud	–34	–35	–32
Cost of software licenses and support	–10	–10	–13
Cost of cloud and software	–44	–45	–45
Cost of services	–704	–736	–743
Total cost of revenue	–747	–781	–788
Segment gross profit	226	238	209
Other segment expenses	–160	–167	–177
Segment profit (loss)	66	71	32

22/28

Quarterly Statement Q4 2025

(H.3)	Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q4 2025		Q1–Q4 2024
	Actual Currency	Constant Currency	Actual Currency
Cloud	21,023	21,661	17,141
Software licenses	990	1,020	1,399
Software support	10,525	10,754	11,290
Software licenses and support	11,515	11,774	12,689
Cloud and software	32,538	33,435	29,829
Services	309	316	418
Total segment revenue	32,847	33,751	30,248
Cost of cloud	–5,084	–5,276	–4,446
Cost of software licenses and support	–1,109	–1,143	–1,169
Cost of cloud and software	–6,193	–6,419	–5,615
Cost of services	–349	–357	–385
Total cost of revenue	–6,542	–6,775	–6,000
Segment gross profit	26,305	26,976	24,248
Other segment expenses	–12,959	–13,328	–12,995
Segment profit (loss)	13,345	13,647	11,253

Core Services

€ millions (non-IFRS)	Q1–Q4 2025		Q1–Q4 2024
	Actual Currency	Constant Currency	Actual Currency
Services	3,953	4,053	3,927
Total segment revenue	3,953	4,053	3,927
Cost of cloud	–120	–124	–108
Cost of software licenses and support	–39	–40	–49
Cost of cloud and software	–159	–164	–158
Cost of services	–2,773	–2,843	–2,850
Total cost of revenue	–2,932	–3,007	–3,008
Segment gross profit	1,021	1,046	920
Other segment expenses	–590	–605	–637
Segment profit (loss)	432	440	283

23/28

Quarterly Statement Q4 2025

(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q4 2025			Q4 2024	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	2,410	41	2,451	1,920	26	28
Americas	2,383	192	2,574	2,121	12	21
APJ	817	80	897	667	23	34
Cloud revenue	5,610	313	5,923	4,708	19	26
Cloud and Software Revenue by Region
EMEA	4,055	52	4,107	3,840	6	7
Americas	3,327	273	3,600	3,230	3	11
APJ	1,236	120	1,357	1,197	3	13
Cloud and software revenue	8,618	446	9,064	8,267	4	10
Total Revenue by Region
Germany	1,582	2	1,583	1,557	2	2
Rest of EMEA	3,007	57	3,064	2,838	6	8
Total EMEA	4,589	58	4,647	4,395	4	6
United States	2,934	257	3,191	2,947	0	8
Rest of Americas	801	48	849	714	12	19
Total Americas	3,734	305	4,040	3,662	2	10
Japan	393	39	432	370	6	17
Rest of APJ	968	92	1,061	950	2	12
Total APJ	1,361	132	1,493	1,320	3	13
Total revenue	9,684	495	10,179	9,377	3	9

24/28

Quarterly Statement Q4 2025

(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q4 2025			Q1–Q4 2024	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	8,876	62	8,938	6,892	29	30
Americas	9,075	422	9,497	7,872	15	21
APJ	3,072	153	3,226	2,377	29	36
Cloud revenue	21,023	637	21,661	17,141	23	26
Cloud and Software Revenue by Region
EMEA	15,013	75	15,089	13,534	11	11
Americas	12,744	592	13,336	11,987	6	11
APJ	4,781	229	5,011	4,308	11	16
Cloud and software revenue	32,538	897	33,435	29,830	9	12
Total Revenue by Region
Germany	5,828	1	5,829	5,359	9	9
Rest of EMEA	11,197	83	11,280	10,216	10	10
Total EMEA	17,025	83	17,109	15,575	9	10
United States	11,537	486	12,023	11,056	4	9
Rest of Americas	2,962	182	3,145	2,752	8	14
Total Americas	14,499	669	15,167	13,808	5	10
Japan	1,569	50	1,619	1,388	13	17
Rest of APJ	3,707	202	3,909	3,404	9	15
Total APJ	5,276	252	5,528	4,793	10	15
Total revenue	36,800	1,004	37,804	34,176	8	11

25/28

Quarterly Statement Q4 2025

(J)	Employees by Region and Functional Areas

Full-time equivalents	12/31/2025				12/31/2024
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,665	4,511	5,381	14,557	4,543	4,339	4,764	13,646
Services	8,331	4,546	5,813	18,691	8,485	4,719	5,566	18,770
Research and development	18,589	5,845	13,531	37,965	18,819	5,677	13,094	37,590
Sales and marketing	12,031	9,829	4,963	26,823	12,042	9,801	5,139	26,983
General and administration	4,057	1,924	1,356	7,337	3,836	1,836	1,300	6,971
Infrastructure	3,164	1,104	1,008	5,277	3,076	1,164	921	5,161
SAP Group (12/31)	50,837	27,759	32,052	110,650	50,801	27,536	30,784	109,121
Thereof acquisitions[1]	288	74	13	375	413	414	86	912
SAP Group (twelve months' end average)	49,685	27,823	31,703	109,211	49,764	27,394	29,997	107,155

1 Acquisitions closed between January 1 and December 31 of the respective year.

26/28

Quarterly Statement Q4 2025

Other Disclosures

(K)	Share-Based Payment

SAP’s share-based payment expenses included in SAPs non-IFRS operating expenses break down as follows:

€ millions	Q4 2025	Q1–Q4 2025	Q4 2024	Q1–Q4 2024
Cost of cloud	–21	–107	–34	–138
Cost of software licenses and support	–6	–30	–11	–42
Cost of services	–46	–244	–91	–360
Research and development	–119	–600	–180	–751
Sales and marketing	–101	–579	–200	–876
General and administration	–23	–135	–54	–217
Share-based payment expenses	–316	–1,695	–570	–2,385

The decrease in share-based payment expenses is mainly due to a reduction in the SAP share price of more than €25 in 2025, as compared to an increase in 2024 of more than €95, as well as lower grant volumes as compared to prior years. For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.3).

In the fourth quarter and in the full year 2025, the amount of accelerated share-based payment expenses triggered by the transformation program was not material. In 2024, SAP recognized accelerated share-based payment expenses amounting to €138 million in the fourth quarter, and €309 million in the full year. These share-based payment expenses are classified as restructuring expenses in SAP’s consolidated income statements.

Associated share-based payments in the full year 2025 amounted to €165 million (Q1-Q4/2024: €171 million) and are classified as a decrease in provisions and other liabilities in SAP’s consolidated statements of cash flows.

(L)	Business Combinations

On August 1, 2025, SAP announced its intention to acquire 100% of SmartRecruiters, Inc. (“SmartRecruiters”), a leading talent acquisition software provider.

The transaction closed on September 11, 2025, following satisfaction of regulatory and other approvals. The acquisition will strengthen the SAP SuccessFactors Human Capital Management (HCM) suite. SmartRecruiter’s products improve employee hiring decision-making and reduce time to hire. Embedded analytics and AI-powered recommendations from SAP and SmartRecruiters will provide valuable insights into talent pools, avoid hiring bottlenecks, and improve workforce planning. The preliminary consideration transferred amounted to €753 million.

In the fourth quarter of 2025, the contribution of SmartRecruiters to revenue was approximately €20 million, to operating profit (IFRS) approximately €-11 million and operating profit (non-IFRS) approximately €-6 million (non-IFRS). For the full year 2025 the contribution of SmartRecruiters was approximately €26 million to revenue, approximately €-17 million to operating profit (IFRS) and approximately €-10 million to operating profit (non-IFRS).

(M)	Tax-related Litigation

Due to a recent change in case law, SAP´s other tax litigation was affected for prior years. This resulted in an increase of other taxes by €98 million negatively affecting SAP’s operating profit and a compensating benefit in SAP’s income tax expense in the third quarter of 2025. As payments were made over the years, the impact on cash flows from operating activities 2025 is immaterial.

The other tax litigation was disclosed among the contingent liabilities in the Notes to the Consolidated Half-Year Financial Statements, Note (G.1).

(N)	Teradata Litigation Matter

The Teradata litigation claims have been pending in the U.S. federal court since 2018 when Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata“) filed a civil lawsuit against SAP SE, SAP America, Inc. and SAP Labs, LLC. Teradata alleges trade secret misappropriation and U.S. antitrust violations concerning the development and commercialization of the SAP HANA database. While SAP initially secured a dismissal of these claims in 2021, a 2024 appellate ruling reinstated the case, and the U.S. Supreme Court declined to review the matter in October 2025. SAP will continue to defend itself vigorously at the jury trial scheduled for March-April 2026. SAP engaged in a court ordered mediation at the end of January 2026 and as a result thereof,

27/28

Quarterly Statement Q4 2025

we have recorded a provision of €174 million as of December 31, 2025 (FY 2024: €0 million) related to our offer to Teradata to fully settle these claims, which to date reflects our best estimate to resolve the litigation.

For more information about the Teradata litigation, see the Notes to the Consolidated Half-Year Financial Statements, Note (G.1).

(O)	Changes to Our Financial Key Measures

Effective 2025, numbers that are identified as operating profit (non-IFRS) will be adjusted by excluding expenses related to the Teradata litigation matter. This adjustment includes legal fees and expenses from settlements, or damages awarded in court, and are strictly limited to the scope of IAS 37.

The adjustments to SAP’s non-IFRS definitions will also impact our profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and earnings per share, basic.

For more details such as the explanation, the usefulness, and the limitations of non-IFRS measures, please refer to the SAP Performance Measures. For more information about the Teradata litigation matter, see Note (N) in this quarterly statement, and the Notes to the Consolidated Half-Year Financial Statements, Note (G.1).

(P)	Changes to Our Non-Financial Key Measures

The following changes will be effective as of 2026.

(P.1) Gross Greenhouse Gas Emissions

Starting 2026, SAP intend to revise the methodology we use to calculate Scope 3 GHG emissions. We will replace our current methodology for calculating category 11 emissions from the use of sold products, which is based on the total amount of active maintenance contracts, with a forward-looking approach that considers the estimated emissions during the lifetime of all new systems sold within a specific period. This change aligns our approach more closely with the GHG Protocol. The revised calculation methodology will result in a significant decrease in reported emissions and therefore lead to a re-baselining in accordance with the GHG Protocol. Had this methodology been applied in the reporting year, our 2025 GHG emissions would have been 3,549 kilotons.

(P.2) Customer Net Promoter Score

Starting 2026, we are revising our customer experience KPI framework by switching from Customer NPS (Net Promoter Score) to Cloud Customer Satisfaction (Cloud CSAT). The CSAT metric is calculated as a “top 2-box” score, taking the percentage of customers who are “very satisfied” or “satisfied” with SAP, as indicated on a 5-point scale, that provides response options from “very satisfied” to “very dissatisfied”. Consequently, the range of achievable scores is between 0 and 100, with the latter being the best achievable score for customer satisfaction as measured by the Cloud CSAT methodology.

The Cloud CSAT KPI is calculated based on feedback from our cloud customers, in alignment with SAP’s cloud-first strategy. The Cloud CSAT score for 2025 was 75%. A cloud customer is a customer giving feedback either (1) explicitly about one of the cloud solutions that they have implemented and are operationally running, or (2) giving feedback about “SAP in general” while having implemented and operationally running either exclusively one or more cloud solution(s) or has a mixed portfolio that does not include certain pre-defined solutions confirmed to be running as on-premise. If a customer runs any of the pre-defined, confirmed to be running as on-premise solutions (ERP On-Prem, HANA On-Prem, S/4HANA On-prem, HCM On-Prem, SAP Business Objects, SAP Business Warehouse), they are treated as an on-premise customer and their rating score is not considered in the Cloud CSAT calculation. The revenue generated with cloud solutions in any mixed portfolio counts towards cloud revenue reported in our financial information.

28/28